YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8231-8626

VIA EDGAR

December 7, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 7, 2009
File No. 333-163388

Dear Ms. Ravitz:

Yongye International, Inc., a Nevada corporation (the “Company”), hereby provides responses to comments issued orally by the Staff of the Commission on December 4, 2009 regarding our Registration Statement on Form S-3 (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-3 (the “Amended S-1”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) reflecting our below responses.

By Federal Express, we are furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-3.

In order to facilitate your review of the Amended S-3, we have responded to each of the comments received from the Staff, on a point-by-point basis.

General

1.           We note your response to prior comment three, but still believe the language contained in footnote 4 is unclear. Please advise.

Securities and Exchange Commission
December 7, 2009

COMPANY RESPONSE:  In response to the Staff’s comment, we have deleted footnote 4 to the Calculation of Registration Fee table on the cover page of the Amended S-3.

2.             We note the opinions of Lewis and Roca LLP and Loeb & Loeb LLP filed as exhibits to Amendment No. 1 contain various assumptions and limitations regarding facts arising at the time of issuance of the securities described – please confirm in writing to us that at the time such securities are issued you will obtain updated opinions of counsel that will be filed as exhibits to one or more documents you file under the Securities Exchange Act of 1934 and incorporated by reference into the Registration Statement that will not contain these inappropriate limitations and assumptions.

COMPANY RESPONSE:  In response to the Staff’s comment, we hereby confirm that we will obtain opinions of counsel concerning the validity of any securities offered and sold under the registration statement at the time of issuance, which will be filed as an exhibit to one or more documents that we file under the Securities Exchange Act of 1934, as amended, and which will be incorporated by reference into the Amended S-3 and which will contain only customary assumptions and limitations regarding such issuance and as have been previously acceptable to the Staff in connection with our filings under the Securities Act of 1933, as amended, to date.

3.           Please delete the statement that such opinions of counsel may not be relied upon other than in connection with ‘the transmitting for filing of the registration statement.’

COMPANY RESPONSE: Revised opinions of Lewis and Roca LLP and Loeb & Loeb LLP have been filed as exhibits to the Amended S-3 in response to the Staff's comment.

4.   We note your intention to file the forms of Indentures post-effectively. We do not believe, however, the Company is permitted to qualify such Indentures in this manner, based on a preliminary review of the issue. Please advise.

COMPANY RESPONSE: As discussed with the Staff,  the Company has filed forms of senior and subordinated open-ended indentures as exhibits 4.2 and 4.3, respectively, to the Amended S-3.

**********

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8231-8626.

(Signature page follows.)

Sincerely,

Zishen Wu